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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

COMPUTER SOFTWARE INNOVATIONS, INC.
(Name of Subject Company)

NHCC MERGER CORP.
(Offeror)

A Wholly-Owned Subsidiary of
N. HARRIS COMPUTER CORPORATION
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

205395106
(Cusip Number of Class of Securities)

Mark Dennison
General Counsel and Secretary
Constellation Software Inc.
20 Adelaide Street East, Suite 1200
Toronto, Ontario
Canada, M5C 2T6
(416) 861-2279
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Paul Hilton
David Crandall
Hogan Lovells US LLP
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202
(303) 899-7300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$14,991,254.30*	$2,044.81**

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i)(A) 6,733,191 shares of Common Stock, par value $0.001 per share, of Computer Software Innovations, Inc., a Delaware corporation (the "Company"), issued and outstanding, multiplied by (B) the offer price of $1.10 per share, (ii)(A) 6,590,736 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company, issued and outstanding, multiplied by (B) the offer price of $1.10 per share, and (iii)(A) 833,810 shares of Common Stock, par value $0.001 per share, of the Company issuable pursuant to outstanding options with an exercise price less than the offer price of $1.10 per share, multiplied by (B) the offer price of $1.10 per share minus the weighted average exercise price for such options of $0.6983 per share. The number of shares of Common Stock, par value $0.001 per share, of the Company issued and outstanding and the number of such shares issuable pursuant to outstanding options reflected herein have been provided by the Company as of October 9, 2012.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001364 of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this "Schedule TO") is filed by NHCC Merger Corp., a Delaware corporation ("Purchaser") and a direct, wholly-owned subsidiary of N. Harris Computer Corporation, a company organized under the Business Corporations Act (Ontario) ("Harris"), which is a direct, wholly-owned subsidiary of Constellation Software Inc., a company organized under the Business Corporations Act (Ontario) ("Constellation"), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Computer Software Innovations, Inc., a Delaware corporation ("CSWI"), together with the associated common share purchase rights, and all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock" and together with the Common Stock, the "Shares"), of CSWI at a purchase price of $1.10 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2012 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer").

        The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Frequently Asked Questions" is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is Computer Software Innovations, Inc., a Delaware corporation ("CSWI"). CSWI's principal executive offices are located at 900 East Main Street, Suite T, Easley, South Carolina 29640, and its telephone number is (864) 855-3900. The information set forth in "Section 8—Certain Information Concerning CSWI" of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, of CSWI (the "Common Stock"). Based on information provided by CSWI, as of October 9, 2012 there were 6,733,191 shares of Common Stock of CSWI issued and outstanding. The information set forth in the "Introduction" section of the Offer to Purchase is incorporated herein by reference.

(c) The Common Stock is quoted on the OTC Bulletin Board under the symbol "CSWI." The information set forth in "Section 6—Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a), (b), (c) The information set forth in "Section 9—Certain Information Concerning Constellation, Harris and Purchaser," "Schedule I—Directors and Executive Officers of Constellation," "Schedule II—Directors and Officers of Harris" and "Schedule III—Directors and Officers of Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the "Summary Term Sheet," "Frequently Asked Questions," "Section 1—Terms of the Offer," "Section 2—Acceptance for Payment and Payment for Shares,"

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"Section 3—Procedure for Accepting the Offer and Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Material U.S. Federal Income Tax Considerations," "Section 7—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Registration under the Exchange Act," "Section 11—Background of the Offer," "Section 12—Purpose of the Offer; Plans for CSWI; Stockholder Approval; Appraisal Rights," "Section 13—The Transaction Documents" and "Section 15—Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years none of Constellation, Harris or Purchaser nor, to the best knowledge of Constellation, Harris and Purchaser, any of the persons listed in "Schedule I—Directors and Executive Officers of Constellation," "Schedule II—Directors and Officers of Harris" and "Schedule III—Directors and Officers of Purchaser" of the Offer to Purchase has entered into any transaction with CSWI or any of CSWI's affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years none of Constellation, Harris or Purchaser nor, to the best knowledge of Constellation, Harris and Purchaser, any of the persons listed in "Schedule I—Directors and Executive Officers of Constellation," "Schedule II—Directors and Officers of Harris" and "Schedule III—Directors and Officers of Purchaser" of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of CSWI that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in "Section 7—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Registration under the Exchange Act," "Section 9—Certain Information Concerning Constellation, Harris and Purchaser," "Section 11—Background of the Offer," "Section 12—Purpose of the Offer; Plans for CSWI; Stockholder Approval; Appraisal Rights" and "Section 13—The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in "Section 6—Price Range of Shares; Dividends," "Section 7—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Registration under the Exchange Act," "Section 11—Background of the Offer," "Section 12—Purpose of the Offer; Plans for CSWI; Stockholder Approval; Appraisal Rights" and "Section 13—The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in "Section 10—Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a), (b) The information set forth in the "Introduction," "Section 9—Certain Information Concerning Constellation, Harris and Purchaser," "Section 11—Background of the Offer," "Section 12—Purpose of the Offer; Plans for CSWI; Stockholder Approval; Appraisal Rights," "Section 13—The Transaction Documents," "Schedule I—Directors and Executive Officers of Constellation," "Schedule II—Directors and Officers of Harris" and "Schedule III—Directors and Officers of Purchaser" of the Offer to Purchase is incorporated herein by reference.

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Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in "Section 17—Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Constellation, Harris, Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) CSWI or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in "Section 7—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Registration under the Exchange Act," "Section 15—Conditions of the Offer," and "Section 16—Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.    Exhibits.

See Exhibit Index following the Signature Page.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

[Remaining of the page is intentionally left blank]

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2012

NHCC MERGER CORP.
By:	/s/ JEFF BENDER
Name:	Jeff Bender
Title:	President and Chief Executive Officer
N. HARRIS COMPUTER CORPORATION
By:	/s/ JEFF BENDER
Name:	Jeff Bender
Title:	Chief Executive Officer

 Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 10, 2012.
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on October 10, 2012.
(a)(5)(A)	Joint Press Release issued by Constellation and CSWI, dated October 2, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Harris and Offeror on October 2, 2012).
(a)(5)(B)	Press Release issued by Constellation, dated October 10, 2012.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of October 2, 2012, by and among Harris, Purchaser, CSWI and (solely with respect to Section 9.14 thereof) Constellation (incorporated by reference to Exhibit 2.1 to CSWI's Current Report on Form 8-K, File No. 000-51758, filed on October 2, 2012).
(d)(2)
Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Barron Partners LP (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).
(d)(3)
Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Jeffrey A. Bryson (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).
(d)(4)
Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and William J. Buchanan (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).
(d)(5)
Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Thomas P. Clinton (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).
(d)(6)
Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and David B. Dechant (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).
(d)(7)
Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Beverly N. Hawkins (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).
(d)(8)
Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Nancy K. Hedrick (incorporated by reference to Exhibit 99.8 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).
(d)(9)
Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Shaya Phillips (incorporated by reference to Exhibit 99.9 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).

Exhibit No.	Description
(d)(10)	Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Anthony H. Sobel (incorporated by reference to Exhibit 99.10 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).
(d)(11)	Confidentiality Agreement, dated May 10, 2012, by and between Constellation and CSWI.
(d)(12)	Amendment to Confidentiality Agreement, dated August 6, 2012, by and between Constellation and CSWI.
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
Exhibit Index